Exhibit 4.14
QUANTA DISPLAY INC.
2003 Employee Stock Option Plan
(Translation)

1.	Purpose

In order to attract and retain the professionals required by the Company and provide incentives for employees to stay on their jobs and boost employees’ loyalty to the Company that benefits both the Company and the shareholders, the Company hereby makes this employee stock option plan (“Plan”) in accordance with Article 28-3 of the Securities and Exchange Law and the Regulations Governing Offering and Issuance of the Securities by Issuers promulgated by the Securities and Futures Commission.

2.	Period of Grant

The Company may grant the options in one or more tranches within one (1) year from the date of receipt of notice from the relevant authority (“Authority”) indicating that the Company’s filing of the Plan with the Authority has become effective.  The actual dates of grant will be determined by the Chairman of the Board of Directors of the Company (“Chairman”).

3.	Eligibility of Optionee

Each optionee shall be a full-time employee of either the Company or any of its domestic or overseas subsidiaries, in which the Company’s direct (indirect) shareholding is more than 50% with certain job grade or having special contribution to the Company.  The record date to determine the eligibility will be determined by the Chairman and whether an employee is entitled to receive options, and the number of options to be received, shall be approved by the approved by the Chairman in accordance with the relevant regulations at the time of grant and taking into consideration factors as relates to title, job grade, compensation, seniority, performance, contribution, or special achievement and the Company’s operation needs and the business development strategy and policy, and submitted to the Board of Directors for approval.

The number of options granted to any optionee in any tranche shall not exceed ten percent (10%) of the total number of options granted in that trances, and the total number of options to be exercised by any optionee within each fiscal year shall not exceed one percent (1%) of the outstanding common shares of the Company at the year end.

4.	Total Number of Options to be Granted

The total number of options authorized to be granted with respect to the Plan is 100,000,000 units, with one (1) unit entitled to subscribe one (1) common share of the Company.  The total number of common shares of the Company reserved for issuance upon exercise of the options is 100,000,000 shares.

5.	Terms and Conditions

(1)  The exercise price of the options shall be the closing price of the Company’s common shares on the date that the options are granted.  If the closing price of the Company’s common shares on the date that the options are granted is less than the par value, the exercise price of the options shall be the par value of the common shares.

(2)	Vesting Schedule

(i)
The grant period for options is six (6) years, during which employees may not transfer their options except to heirs.  Upon the expiration of the grant period, unexercised options are deemed forfeited by the employee.

(ii)
Employees may exercise up to one-third of their options two years after the grant; employees may exercise up to two-thirds of their options three years after the grant; employees may exercise up to 100% of their options four years after the grant.

(iii)
After the Company grants options to an optionee, the Company shall have the right to revoke and cancel unvested options in the event that the optionees violates employment or work rules with gross negligence or the optionees’ job performance decreases significantly.

(3)	Type of Shares Underlying the Options

The common shares of the Company shall be the underlying shares.

(4)	If an optionee’s employment with the Company is terminated, the optionee shall settle options during the aforesaid grant period in accordance with the following provisions:

(i)        In case of general termination (including voluntary termination, retirement, severance and layoff) — Vested options shall be exercised within thirty (30) days from the employment termination date.  Unvested options shall become invalid on the employment termination date.

(ii)       Transfer to Affiliates — In case the optionee is approved by the Company’s General Manager to transfer to an affiliate or other company due to the necessity of the operations of the Company, the rights and obligations of the granted options shall not be affected by such transfer.

(iii)       Temporarily on Leave Without Pay — In case the optionee is approved to be temporarily on leave without pay, vested options shall be exercised within thirty (30) days from the effective date of the temporary leave; otherwise, the right to exercise options shall be deferred until the optionee’s reinstatement.  For unvested options, the accumulation of years of employment with respect to the vesting schedule set forth in Paragraph 5(2) above shall suspend during the period of the optionee’s temporary leave and shall resume after the optionee’s reinstatement, subject to the aforesaid grant period.

(iv)  Work Injury — Options granted to the employees who are unable to remain on the job due to work injury will not be affected by such employees’ departure, provided that such options shall be exercised in accordance with the Plan.

(v)       Death — The heir(s) of the deceased employee inherit(s) the options granted to the deceased employee and such options will not be affected by the death of the employee, provided that the heir(s) of the deceased employees shall exercise such options in accordance with the Plan.  Inheriting shall be done in accordance with the Civil Code as well as the Regulations Governing Stock Affairs of Public Companies.

(vi)      If optionees or their heir(s) do not exercise the options within the above prescribed period, unexercised options are deemed forfeited by the optionees or their heir(s).

(5)       Manner to Handle the Forfeited Options — The Company will cancel all forfeited options without reissue.

6.	Underlying Shares

The Company will issue new common shares of the Company as the underlying shares.

7.        Adjustments of the Exercise Price

(1)       The exercise price shall be subject to adjustment in accordance with the following formula (to be rounded to the nearest NT$0.01), upon the occurrence of changes in paid-in capital of the Company (as a result of issuance of new shares for cash, capitalization of retained earnings or capital reserves, stock split and issuance of new shares for cash as underlying shares of global depositary receipts).

NEP = OEP x [N + [(p x n)/OEP]/(N+ n)

Where:

NEP = the exercise price after such adjustment
OEP = the exercise price before such adjustment
N = the number of outstanding common shares
P= the consideration to purchase the new shares per share.
n = the number of new common shares to be issued for cash or arising from the capitalization of retained earnings or capital reserves or stock split

Note 1:     The number of treasury shares which have not been transferred or cancelled shall be deducted from the number of outstanding common shares .

Note 2:     In the case of capitalization of retained earnings or capital reserves, or stock split, the consideration is zero.

Note 3:     If the exercise price after adjustment exceeds the exercise price before adjustment, no adjustment shall be made.

Note 4:     The exercise price will not be adjusted in case of issuance of new common shares in connection with mergers.

Note: 5:     If the exercise price after adjustment is less than the par value, the exercise price shall be the par value of the common shares per share.

(2)   After issuance of the options, if the Company distributes cash dividends, the exercise price shall be adjusted in accordance with the same ratio.

8.           Issuance of Additional Options

Upon the occurrence of the Company’s capitalization of retained earnings and capital reserves, in addition to adjusting the exercise price in accordance with provisions set forth in Paragraph 7(1) above, the Company will issue additional options in proportion to the increase of paid-in capital (only integral options will be issued and any fractional options resulting therefrom will be disregarded) at the adjusted price to holders of existing unvested or unexercised options, provided that there are sufficient common shares reserved for granting the options as specified in the Articles of Incorporation of the Company.

9.           Procedures for Exercising Options

(1)          Except during a period in which the shareholders’ book is closed in accordance with relevant laws; or, the period from three (3) business days prior to the date of public announcement to close shareholders’ book for stock dividends, cash dividends, or rights offering filed by the Company with the Taiwan Stock Exchange Corporation to the record date, optionee may exercise options in accordance with the vesting schedule set forth in Paragraph 5(2) above by submitting a written notice (the “Exercise Notice”) to the Company to purchase the newly issued common shares of the Company.

(2)           The Company shall inform the optionee of the payment for exercising the options to a designated bank upon the receipt of the Exercise Notice. The Exercise Notice shall not be withdrawn once the payment has been made.

(3)           The Company shall register the optionee and his/her shares in the shareholders record upon receipt of the payment and shall issue and deliver the common shares of the Company to the optionee via the book entry system maintained by Taiwan Depository & Clearing Corporation within five (5) business days.

(4)           The common shares so issued are listed and tradable on the Taiwan Stock Exchange upon delivery to the optionee.

(5)           The Company shall file the amendment registration application with the relevant authority after the end of each quarter for change in the Company’s paid-in capital.

10.           Rights and Obligations after Exercising Options

The holders of common shares of the Company issued upon exercise of the options shall have the same rights, obligations and privileges as holders of common shares of the Company.

11.           Confidentiality and Restrictions on Disposal

(1)           All employees who receive stock options of the Company must keep the matter confidential without inquiring other employees for information or disclosing related information to others, including but not limited to the number of options received and the interest related thereof.  Violation by an employee of this provision shall be handled in accordance with Paragraph 5(2)(iii).

(2)           Employees shall not transfer, hypothecate, or pledge their options and vested interest, or give them to others as gift or dispose them in any other manner.

12.           Enforcement Rules

With respect to matters concerning the number of options to be granted, exercise of the options, payment and issuance of share certificate, other related procedures, and operation details and timing, the Company shall notify each option holders separately.

13.           Other Important Provisions

(1)           The Plan shall become effective upon obtaining approval from the Board of Directors of the Company and the Authority.

(2)           Any amendment to the Plan and other matters not set forth in the Plan shall be dealt with in accordance with the applicable laws and regulations.